UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

NAME OF REGISTRANT: Amazon.com, Inc.

NAME OF PERSONS RELYING ON EXEMPTION: The Anti-Defamation League & JLens

ADDRESS OF PERSON RELYING ON EXEMPTION: 605 3rd Ave, New York, NY 10158

WRITTEN MATERIALS: The following written material is attached – Proxy Memorandum, dated April 12, 2024

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Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. The Anti-Defamation League & JLens are not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by JLens and its affiliates. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PLEASE NOTE: The Anti-Defamation League & JLens are not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

PROXY MEMORANDUM

To:	Shareholders of Amazon.com, Inc. (the “Company” or “Amazon”)

From:	The Anti-Defamation League (“ADL”) & JLens (together, “we”)

Date:	April 12, 2024

Re:	The case to vote AGAINST Proposal 6 (“Customer Due Diligence Report”) on Amazon’s 2024 Proxy Statement

We urge you to vote AGAINST the Amazon Customer Due Diligence Report that is included as Proposal 6 in the Company’s 2024 Proxy Statement. The proposal and supporting statement include language that is false and misleading, could embolden antisemitism in society, and we believe seeks to delegitimize Israel’s right to exist.

Proposal 6 of Amazon’s 2024 proxy statement, which was submitted by a shareholder, requests that the Amazon board of directors “commission an independent third-party report, at reasonable cost and omitting proprietary information, assessing Amazon’s customer due diligence process to determine whether customers’ use of its products and services with surveillance, computer vision, or cloud storage capabilities contributes to human rights violations or violates international humanitarian law.”1

While the proposal itself ostensibly aims to uphold human rights by seeking an impartial evaluation of whether the company’s products and services contribute to human rights violations, its support relies in part on multiple false statements alleging that the Israeli government uses Amazon Web Services (“AWS”) “to support the apartheid system under which Palestinians are surveilled, unlawfully detained, and tortured”.

The claim of “apartheid” is false and misleading.

The claim that the Israeli government “uses AWS to support the apartheid system” is manifestly false. Under international law, the crime of apartheid requires the existence of a system of domination by one racial group over another, motivated by extreme racial animus and established for the purpose of racial discrimination2.

1 https://www.sec.gov/ix?doc=/Archives/edgar/data/1018724/000110465924045910/tm2329302d4_def14a.htm

2 https://www.ejiltalk.org/uncomfortable-truths-how-hrw-errs-in-its-definition-of-israeli-apartheid-what-is-missing-and-what-are-the-implications/; https://www.ngo-monitor.org/reports/apartheid-report/

The existing Palestinian-Israeli conflict is not the result of a system of racial animus and domination, but rather stems from multiple geopolitical and security factors, including, but not limited to, Arab rejectionism of the 1947 UN Partition Plan; wars launched by Arab states against Israel in 1948, 1967, and 1973; Jordanian and Egyptian control over the West Bank and Gaza from 1949-1967; Palestinian political splits between Hamas and Fatah and the Hamas forcible takeover of Gaza; Iran’s establishment and funding of terrorist militias (Hamas, Hezbollah, Houthis) to threaten Israel’s borders; and mass Palestinian terror attacks against Israel utilizing suicide bombings, shootings, stabbings, missile assaults, and car run overs. These attacks notably include the terror war, known as the Second Intifada, launched after the Palestinian rejection of statehood in 2000 at Camp David, which killed and injured thousands of Israelis, and continual assaults from Gaza, even after Israel’s 2005 disengagement from the territory, leading up to October 73.

In our view, the use of the term apartheid blatantly misrepresents this political context, Israeli law and policies, and erases the essential security needs of Israel to defend itself against these many existential threats. To support these offensive claims, the proposal cites biased publications and repeats speculative claims4 by Amnesty International and other proponents of the anti-Israel Boycotts, Divestment, and Sanctions (“BDS”) movement that go beyond just criticizing Israeli policies and actions to painting Israel's very existence as illegitimate, immoral, and faulted. Moreover, the resolution cites a press release issued by a UN Human Rights Council (the “UNHRC”) commission of inquiry that has been repeatedly criticized by the U.S., dozens of other governments, and the President of the UNHRC for bias and antisemitism.5

The assertions of apartheid in the proposal are not only egregiously false6, but profoundly alarming in light of the events on October 7, 2023. On that day, Hamas, a U.S. and EU designated Foreign Terrorist Organization,7 attacked Israel, murdering 1,200 people and taking more than 240 hostages, including children and the elderly, and committed mass rapes and other acts of horrific sexual violence8. As President Biden stated, this was the “deadliest day for the Jewish people since the Holocaust.”9

The Proposal contains information that could embolden antisemitism.

Labeling Israel as an apartheid state risks blurring the lines between criticism of Israeli policies and feeding into antisemitic assertions which demonize the Jewish state and the Jewish connection to Israel. Moreover, falsely singling out Israel with a term linked to severe injustice and discrimination could embolden hostility directed against Jews in the United States and beyond. According to the ADL, antisemitic incidents in the US have surged by 360 percent since October 7, 2023.10

3 https://www.ngo-monitor.org/reports/apartheid-report-2022/

4 The claims in the cited article in Forbes, which in turn relies in large part on a tendentious article in The Intercept, are based on generalized skepticism over AI and speculation about what this technology “could” be used for. No specific evidence is provided in any of the source material referenced in the resolution that Israel is currently “using AWS”, as claimed, for discriminatory surveillance, unlawful detentions, or torture.

5 https://geneva.usmission.gov/2022/07/28/statement-on-antisemitic-remarks-by-a-commissioner-of-the-israel-coi/; https://www.jns.org/world-news/anti-israel/23/6/20/296643/; https://www.ejiltalk.org/biased-selective-antisemitic-accusations-against-the-un-commission-of-inquiry-on-israel-and-the-occupied-palestinian-territories/

6 https://www.adl.org/resources/backgrounder/allegation-israel-apartheid-state

7 https://www.state.gov/foreign-terrorist-organizations/

8 https://oct7map.com/; https://www.nytimes.com/2023/12/28/world/middleeast/oct-7-attacks-hamas-israel-sexual-violence.html

9 https://www.whitehouse.gov/briefing-room/speeches-remarks/2023/10/18/remarks-by-president-biden-on-the-october-7th-terrorist-attacks-and-the-resilience-of-the-state-of-israel-and-its-people-tel-aviv-israel/

10 https://www.adl.org/resources/press-release/us-antisemitic-incidents-skyrocketed-360-aftermath-attack-israel-according

The Proposal contains information that seeks to delegitimize Israel’s right to exist.

Amazon is a divestment target of the Palestinian BDS National Committee’s11 “No Tech for Apartheid” campaign,12 as well as a target of the American Friends Service Committee,13 an organization that actively promotes BDS and falsely accuses Israel of “apartheid against Palestinians,”14 and other BDS organizations15. Project Nimbus itself is heavily targeted by the BDS Movement, which claims that AWS is “serving and empowering Israeli agencies -- ministries, military, corporations and institutions -- that constitute Israel’s regime of settler-colonialism, apartheid and occupation and facilitate violence, dispossession and ethnic cleansing against Indigenous Palestinians”16. During Israel Apartheid Week 2024 campaigners even claimed that “Google and Amazon are enabling Israel’s AI powered, live streamed genocide.”17

The ADL believes that many of the founding goals of the BDS movement, which effectively reject or ignore the Jewish people’s right of self-determination, or that, if implemented, would result in the eradication of the world’s only Jewish state, are antisemitic.18

Under the International Holocaust Remembrance Alliance’s19 Working Definition of Antisemitism, adopted by more than 40 countries, 35 states, hundreds of organizations, and most recently embraced by the U.S. National Strategy to Counter Antisemitism,20 the claim that the existence of Israel is a racist endeavor, is a form of antisemitism.

Words matter. Shareholders CANNOT separate the resolved statement of this proposal from its supporting statement. We believe that:

A vote for Proposal 6 is a vote in support of defaming Israel as an apartheid state.

A vote for Proposal 6 is a vote in support of emboldening antisemitism.

A vote for Proposal 6 is a vote in support of delegitimizing Israel’s right to defend itself and exist.

Leaders across North America21 and Europe22 have resoundingly condemned the heinous attacks of October 7 and rejected the apartheid slur as false and discriminatory. For the same reasons, we urge Amazon shareholders to do the same by voting AGAINST Proposal 6.

For more information, please contact Dani Nurick, JLens Director of Advocacy, at dani@jlensnetwork.org.

11 The BNC Coalition includes groups linked to US- designated terror organizations (https://forward.com/opinion/418744/bds-is-linked-to-terrorists-just-as-you-suspected/) and promotes an extremist and discriminatory “anti-normalization” policy towards Jewish Israelis (https://bdsmovement.net/news/bds-movement-anti-normalization-guidelines).

12 https://www.notechforapartheid.com/

13 https://investigate.afsc.org/company/amazon

14 https://www.ngo-monitor.org/ngos/american_friends_service_committee_afsc_/

15 https://bdsmovement.net/Act-Now-Against-These-Companies-Profiting-From-Genocide; https://bdsmovement.net/resources/notechforapartheid-organizing-toolkit

16 https://bdsmovement.net/resources/notechforapartheid-organizing-toolkit

17 https://bdsmovement.net/IAW2024-Amplify-NoTechforApartheid

18 https://www.adl.org/resources/backgrounder/boycott-divestment-and-sanctions-campaign-bds

19 https://holocaustremembrance.com/resources/working-definition-antisemitism

20 https://www.whitehouse.gov/wp-content/uploads/2023/05/U.S.-National-Strategy-to-Counter-Antisemitism.pdf

21 https://jewishchronicle.timesofisrael.com/bipartisan-outrage-directed-at-amnesty-international-report-accusing-israel-of-apartheid/

22 https://www.timesofisrael.com/we-do-not-agree-uk-rejects-amnesty-report-accusing-israel-of-apartheid/

About the Anti-Defamation League

ADL is the leading anti-hate organization in the world. Founded in 1913, its timeless mission is “to stop the defamation of the Jewish people and to secure justice and fair treatment to all.” Today, ADL continues to fight all forms of antisemitism and bias, using innovation and partnerships to drive impact. A global leader in combating antisemitism, countering extremism and battling bigotry wherever and whenever it happens, ADL works to protect democracy and ensure a just and inclusive society for all.

About JLens
JLens’ mission is to empower investors to align their capital with Jewish values and advocate for Jewish communal priorities in the corporate arena. Founded in 2012 to give the Jewish community a strategic presence in this influential arena, JLens promotes Jewish values and interests, including combating antisemitism and Israel delegitimization. More at www.jlensnetwork.org.

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